GRANITE BROADCASTING CORPORATION

767 Third Avenue

34th Floor

New York, New York 10017

April 26, 2005

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Mr. Lawrence Spirgel, Assistant Director
Mail Stop 0407

Re:                               Granite Broadcasting Corporation (the “Company”)

Form 10-K for the fiscal year ended December 31, 2004

Filed March 31, 2005

File No. 0-19728

Dear Mr. Spirgel:

We are reviewing the comments received from the staff of the U.S. Securities and Exchange Commission by telecopy dated April 21, 2005, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 31, 2005, and will provide our response no later than May 31, 2005.

If you have any questions regarding the foregoing, please do not hesitate to contact me at 212-826-2530.

Sincerely,

/s/ Lawrence I. Wills
Lawrence I. Wills
Chief Financial Officer